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Holland & Knight LLP | www.hklaw.com

February 21, 2017

Mail Stop 4720

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pacific Premier Bancorp, Inc. Registration Statement on Form S-4, Filed January 19, 2017 (File No. 333-215620)

Dear Ms. Anagnosti:

On behalf of Pacific Premier Bancorp, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated February 10, 2017 (the “Comment Letter”), regarding the above referenced registration statement on Form S-4 filed with the Commission by the Company on January 19, 2017 (the “Registration Statement”). We also have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on January 19, 2017.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Form S-4

Prospectus Cover Page

1.                                 Please disclose the number of shares you are registering. Refer to Item 501(b)(2) of Regulation S-K for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised the prospectus cover page to disclose the number of shares of the Company’s common stock, no par value per share, that it intends to issue upon completion of the merger (as defined in the Registration Statement).

Board of Directors Following Completion of the Merger, page 109

2.                                      Please file the consents of Messrs. Lagomarsino, Morris, and Pfau as exhibits with your next pre-effective amendment, given their appointments to the board of directors of Pacific Premier in connection with the merger transaction. Refer to Securities Act Rule 438.

RESPONSE: In response to the Staff’s comment, the consents of Ms. Lagomarsino and Messrs. Morris and Pfau are included as Exhibits 99.5, 99.6 and 99.7 to the Registration Statement.

Exhibit 8.1, Tax Opinion of Holland & Knight LLP

3.                                      It appears that counsel has filed a short-form tax opinion. Accordingly, the Material Federal Income Tax Consequences disclosure on page 114 as well as Exhibit 8.1 must state clearly that the disclosure in the prospectus “is” the opinion of counsel. Please revise your disclosure and tax opinion accordingly. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

RESPONSE: In response to the Staff’s comment, Exhibit 8.1 has been revised to state clearly that the statements set forth under the caption “Material U.S. Federal Income Tax Consequences of the Mergers” in the joint proxy statement/prospectus included in the Registration Statement, subject to the limitations and qualifications set forth therein, constitute Holland & Knight LLP’s opinion as to the material U.S. federal income tax consequences of the merger to U.S. holders of shares of HEOP common stock

In addition, the Company respectfully directs the Staff’s attention to page 115 of the Registration Statement, which states as follows:

“Based on representations to be contained in representation letters of officers of Pacific Premier and HEOP, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the other matters set forth above, it is the opinion of Holland & Knight LLP that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.” (Emphasis added.) The Company believes that this statement satisfies the requirement in Staff Legal Bulletin No. 19, Section III.B.2. that the “tax disclosure in the prospectus . . . clearly state that the disclosure in the tax consequences section of the prospectus is the opinion” of the Company’s counsel, Holland & Knight LLP.

4.                                      We note the statement of the last paragraph on page 2 that the opinion is being furnished by counsel “solely for the benefit” of the Boards of Directors of Pacific Premier Bancorp, Inc. and Heritage Oaks Bancorp, and “may not be relied upon or used by you or any other person . . .”. Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

RESPONSE: In response to the Staff’s comment, page 2 of Exhibit 8.1, Tax Opinion of Holland & Knight LLP, has been revised to provide that the opinion is rendered for the benefit of the Boards of Directors of the Company and Heritage Oaks Bancorp, as well as the shareholders of the Company and Heritage Oaks Bancorp.

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If Amendment No. 1 is satisfactorily responsive to the Staff’s comments, the Company currently plans to have the proxy statement/prospectus, which is part of the Registration Statement, distributed to the shareholders of the Company and Heritage Oaks Bancorp as soon as practical. We will contact the Staff in the next few days to discuss anticipated timing of further review and arrangements for requesting effectiveness of the Registration Statement. Please direct any questions or comments regarding the foregoing to me at (303) 974-6645 or shawn.turner@hklaw.com. Thank you in advance for your assistance in this matter.

Very truly yours,
/s/ Shawn M. Turner
Shawn M. Turner

cc:	Katelyn Donovan
Steve R. Gardner
Ronald J. Nicolas, Jr.
Norman B. Antin
Jeffrey D. Haas